

May 22, 2015

McAndrew Rudisill
Chief Executive Officer
Emerald Oil, Inc.
1600 Broadway, Suite 1360
Denver, CO 80202

      Re: Emerald Oil, Inc.
              Annual Report on Form 10-K
              Filed March 10, 2015
              Response letter dated May 6, 2015
              File No. 1-35097

Dear Mr. Rudisill:

We have reviewed your filing and response letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2014

Business

Reserves, page 5

1.   We note your response to prior comment 2 and the example of the expanded disclosure you propose to include in future filings relating to your average gas sales prices. Please address the inconsistency between your statement "gas prices have been adjusted to include the value for natural gas liquids" and the language you propose to include in future filings "these gas prices have not been adjusted to include the value of natural gas liquids, as we believe that the value for natural gas liquids are immaterial for purposes of this analysis." Also identify the underlying cause for the significant difference in the 12-month unweighted

average first-day-of-the-month natural gas prices and the corresponding realized average natural gas prices disclosed on page 6 of your filing.

For questions regarding comments on engineering matters, you may contact John Hodgin, Petroleum Engineer, at (202) 551-3699. You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Parhaum J. Hamidi, Staff Attorney, at (202) 551-3421 or, in his absence, Laura Nicholson, Senior Counsel, at (202) 551-3584 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director